SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

_______________________

REGIONAL HEALTH PROPERTIES, INC.

(Name of Issuer)

10.875% Series A Cumulative Redeemable Preferred Stock

(Title of Class of Securities)

75903M200

(CUSIP Number of Class

of Securities)

_______________________

Charles L. Frischer

3156 East Laurelhurst Drive

Seattle, WA 98105

(917) 528-1465

______________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))	Page 1 of 5

13D

CUSIP No. 75903M200	Page 2 of 5

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Charles Frischer I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 468,673
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 468,673
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 468,673
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13	Percent of Class Represented by Amount in Row (11) 16.7%
14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 75903M200	Page 3 of 5

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Libby Frischer Family Partnership I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,000
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 11,000
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13	Percent of Class Represented by Amount in Row (11) 0.4%
14	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 75903M200	Page 4 of 5

This Amendment No. 10 to Schedule 13D (this “Amendment”) amends certain information contained in the Schedule 13D filed jointly by Charles Frischer and the Libby Frischer Family Partnership, a New York partnership, on January 26, 2018, as amended by Amendment No. 1 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on August 27, 2018, as amended by Amendment No. 2 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on December 3, 2018, as amended by Amendment No. 3 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on January 2, 2018, as amended by Amendment No. 4 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on December 4, 2019, as amended by Amendment No. 5 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on June 2, 2021, as amended by Amendment No. 6 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on July 1, 2021, as amended by Amendment No. 7 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on March 7, 2022, as amended by Amendment No. 8 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on December 7, 2022, and as amended by Amendment No. 9 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on January 17, 2023 with respect to their interests in shares of 10.875% Series A Cumulative Redeemable Preferred Stock, no par value of Regional Health Properties, Inc., a Georgia corporation (the “13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 4.	Purpose of Transaction:

Item 4 is amended by adding the following paragraph:

The Reporting Persons have determined that they believe that, while not perfect, the Exchange Offer proposed by the Issuer as filed on May 25, 2023 (the “Exchange Offer”) is the best option for Series A Preferred holders. The Reporting Persons have elected to support the Exchange Offer due to the improvements made for Series A Preferred holders and have already voted their Series A Preferred Shares and Common Shares in favor of the Exchange Offer. Mr. Frischer owns, and or controls, 479,673 Series A Preferred Shares, or 17.01% of the outstanding Series A Preferred Shares and has held such Shares for more than 6 years. Upon information and belief, Mr. Frischer is the largest Series A Preferred shareholder. Mr. Frischer also controls 59,900 Common Shares, or 3.4% of that class. It is Mr. Frischer’s belief that this Exchange Offer, with the improvements made by the Issuer for Series A Preferred holders, is fair and reasonable. Further, Mr. Frischer feels the Exchange Offer represents an opportunity for additional liquidity for Series A Preferred shareholders and chance for holders of Common Shares to maximize their holdings. With this Exchange Offer, Mr. Frischer believes the Issuer is in an excellent position to sell all or a portion of its assets in order to generate capital in order to buyback preferred shares. This buyback creates significant value for both the remaining preferred and common shareholders.

Item 7.	Materials to be Filed as Exhibits.

1.	Joint Filing Agreement, incorporated by reference to Exhibit 1 to the 13D.

13D

CUSIP No. 75903M200	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of:  June 20, 2023

/s/ Charles Frischer
Charles Frischer

LIBBY FRISCHER FAMILY PARTNERSHIP

By:	/s/ Charles Frischer
Charles Frischer
General Partner

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).